EXHIBIT 3.1c

CERTIFICATE OF AMENDMENT

TO THE SIXTH RESTATED CERTIFICATE OF INCORPORATION

OF

COMPLETE GENOMICS, INC.

Complete Genomics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies as follows:

A. The name of this corporation is Complete Genomics, Inc., and the original Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on June 14, 2005.

B. This amendment to the Sixth Restated Certificate of Incorporation of the corporation herein certified was duly adopted by this corporation’s Board of Directors in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware, and this corporation’s stockholders by written consent in accordance with Section 228 of the General Corporation Law of the State of Delaware.

C. Article FOURTH, Section B.3.(c)(i) of the Sixth Restated Certificate of Incorporation of the corporation shall be amended and restated in its entirety as follows:

“(i) If, prior to the issuance of a new series of Preferred Stock (the “New Preferred”):

(A) the Company issues Preferred Stock, or securities convertible into Preferred Stock, with aggregate proceeds of at least $2,000,000 from institutional or other professional investors (a “Qualified Financing”); and

(B) any holder of shares of Preferred Stock does not purchase such holder’s Pro Rata Portion (as defined below) at one or more closings, as provided in the agreement governing the issuances of the securities to be issued in the Qualified Financing, then each five (5) shares of Common Stock or Preferred Stock held prior to the issuance of the New Preferred by a holder who (together with such holder’s affiliates) does not acquire at least its Pro Rata Portion of the securities sold in such Qualified Financing (a “Non-Participating Holder”), shall be automatically and without further action on the part of such holder be converted into one share of Common Stock (such conversion, a “Mandatory Conversion”), effective immediately prior to the consummation of the final closing of the Qualified Financing (the “Offering Date”). A holder’s Pro Rata Portion equals the ratio that (x) the number of shares of the Company’s Preferred Stock (on an as-converted basis) held by such holder immediately prior to first closing of the Qualified Financing, but excluding any other security of the Company exercisable for, or convertible into, Preferred Stock, bears to (y) the number of shares of the Company’s Preferred Stock (on an as-converted basis) held by all holders of Preferred Stock as of such time, but excluding any other security of the Company exercisable for, or convertible into, Preferred Stock.

Upon conversion pursuant to this Section 3(c)(i), the shares of Common Stock or Preferred Stock so converted shall be cancelled and not subject to reissuance. For the avoidance of doubt, if a holder and/or a holder’s affiliate(s) acquire at least such holder’s Pro Rata Portion (as defined above) of the securities sold in a Qualified Financing, then such holder shall not be deemed a Non-Participating Holder for purposes of such Qualified

Financing (regardless of whether such shares are acquired by the holder, by one or more of its affiliates, or by a combination of the holder and one or more of its affiliate).”

IN WITNESS WHEREOF, Complete Genomics, Inc. has caused this Certificate of Amendment to the Sixth Restated Certificate of Incorporation to be signed by its duly authorized officer on this 22nd day of June, 2010.

COMPLETE GENOMICS, INC.

By:	/s/ Clifford A. Reid
Clifford A. Reid,
President and Chief Executive Officer

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